Exhibit 3

http://www.sec.gov, http://www.magna.isa.gov.il, http://www.maya.tase.co.il.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
EXCEPT AS MENTIONED OTHERWISE IN THE PROXY STATEMENT AND BELOW ON THIS PROXY, IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒
	FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1: RE-ELECTION  OF MESSRS. AVI EIZENMAN, ZOHAR ZISAPEL AND YESHAYAHU (‘SHAIKE’) ORBACH AS DIRECTORS OF THE COMPANY FOR AN ADDITIONAL TERM (COMMENCING ON THE DATE OF THE MEETING UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE SHAREHOLDERS TO BE HELD IN 2015 AND THE DUE ELECTION OF THEIR SUCCESSORS).
	☐	☐	☐

PROPOSAL NO. 2: TO APPROVE THE GLOBAL SHARE INCENTIVE PLAN (2013) TO QUALIFY FOR INCENTIVE STOCK OPTIONS FOR US TAX PURPOSES.	☐	☐	☐

PROPOSAL NO. 3: TO APPROVE THE GRANT OF 25,000 RESTRICTED STOCK UNITS TO MR. AVI EIZENMAN, THE ACTIVE CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS.	FOR	AGAINST	ABSTAIN
	☐	☐	☐

PROPOSAL NO. 4: TO APPROVE THE GRANT OF 25,000 RESTRICTED STOCK UNITS TO MR. YESHAYAHU (‘SHAIKE’) ORBACH, A MEMBER OF THE BOARD OF DIRECTORS, AND PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY.	FOR	AGAINST	ABSTAIN
	☐	☐	☐

	FOR	AGAINST	ABSTAIN
PROPOSAL NO. 5: TO APPROVE A BONUS FORMULA FOR THE GRANT OF A BONUS FOR THE 2013 FISCAL YEAR TO MR. AVI EIZENMAN, THE ACTIVE CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS.	☐	☐	☐
Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 5? (Please note: if you do not mark either YES or NO your shares will not be voted on Proposal 5)	YES ☐	NO ☐
	FOR	AGAINST	ABSTAIN

PROPOSAL NO. 6:  TO APPROVE A BONUS FORMULA FOR THE GRANT OF A BONUS FOR THE 2013 FISCAL YEAR TO MR. YESHAYAHU (‘SHAIKE’) ORBACH, A MEMBER OF THE BOARD OF DIRECTORS, AND PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY.
	☐	☐	☐
Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 6? (Please note: if you do not mark either YES or NO your shares will not be voted on Proposal 6)	YES ☐	NO ☐

PROPOSAL NO. 7: TO APPROVE A BONUS FORMULA FOR THE GRANT OF A BONUS FOR EACH OF THE YEARS 2014 THROUGH 2016, TO MR. AVI EIZENMAN, THE ACTIVE CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS.		FOR	AGAINST	ABSTAIN
		☐	☐	☐

PROPOSAL NO. 8: TO APPROVE A BONUS FORMULA FOR THE GRANT OF A BONUS FOR EACH OF THE YEARS 2014 THROUGH 2016,  TO MR. YESHAYAHU (‘SHAIKE’) ORBACH, A MEMBER OF THE BOARD OF DIRECTORS, AND PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY.
		FOR	AGAINST	ABSTAIN
		☐	☐	☐

PROPOSAL NO. 9: APPOINTMENT OF SOMEKH CHAIKIN, CERTIFIED PUBLIC ACCOUNTANTS (ISRAEL), A MEMBER OF KPMG INTERNATIONAL, AS INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY AND AUTHORIZATION OF AUDIT COMMITTEE TO FIX THE COMPENSATION OF SUCH AUDITORS.
		FOR	AGAINST	ABSTAIN
		☐	☐	☐

For the purpose of Proposals 5 and 6 a "Personal Interest" of a shareholder in the approval of an act or a transaction of the Company, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding shares in the Company or any body corporate.

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

____________________________	______________________________________		_______________________
(NAME OF SHAREHOLDER)	(SIGNATURE OF SHAREHOLDER)		(DATE)

SILICOM LTD.

Annual General Meeting of Shareholders to be held on April 30, 2014

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Silicom Ltd. (the “Company”) hereby appoints Mr. Eran Gilad, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 8 Hanagar Street, Kfar Sava 4442537, Israel on Wednesday April 30, 2014, at 12:00, (Israel time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)